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SEC FILE NUMBER
8-68154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MUNDIAL FINANCIAL GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 MADISON AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MONIQUE ROMERO	(212) 668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	Hauppage	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES SMULEVITZ, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MUNDIAL FINANCIAL GROUP, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6308967
Qualified in New York County
Commission Expires August 4, 2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mundial Financial Group, LLC

**Report on Audit of Financial Statements
and Supplementary Information**

As of and for the Year Ended June 30, 2024

Contents

Supplementary Information



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mundial Financial Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mundial Financial Group, LLC (the "Company") as of June 30, 2024, the related statements of operations, changes in members' equity, and cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mundial Financial Group, LLC as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the SEC and Other Information have been subjected to audit procedures performed in conjunction with the audit the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Mundial Financial Group, LLC's auditor since 2022.

Hauppauge, New York
July 31, 2024

Nawrocki Smith LLP

Statement of Financial Condition
June 30, 2024

ASSETS

Cash and cash equivalents	$	44,363
Due from clearing firm		29,868
Prepaid expenses and other assets		8,946
TOTAL ASSETS	$	83,177

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	4,545
TOTAL LIABILITIES		4,545
MEMBERS' EQUITY		78,632
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	83,177

Statement of Operations
For the Year Ended June 30, 2024

REVENUE:		
Commission income	$	59,855
Public offering commission		131,352
Other income		3,841
Total revenue		195,048
OPERATING EXPENSES:		
Professional fees		302,622
Office and other		16,419
Data services		19,203
Regulatory fees		18,994
Dues and subscriptions		5,816
Clearance charges		28,373
Total operating expenses		391,427
NET LOSS	$	(196,379)

Statement of Changes in Members' Equity
For the Year Ended June 30, 2024

MEMBERS' EQUITY, July 1, 2023	$	29,011
Capital contributions		246,000
Net loss		(196,379)
MEMBERS' EQUITY, June 30, 2024	$	78,632

Statement of Cash Flows
For the Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(196,379)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in due from clearing firm		(24,347)
Increase in prepaid expenses and other assets		(245)
Increase in accounts payable		15
Net cash used in operating activities		(220,956)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions received		246,000
Net cash provided by financing activities		246,000
Net increase in cash and cash equivalents		25,044
CASH AND CASH EQUIVALENTS AT JULY 1, 2023		19,319
CASH AND CASH EQUIVALENTS AT JUNE 30, 2024	$	44,363

Notes to Financial Statements
For the Year Ended June 30, 2024

1. Organization and Nature of Business

Mundial Financial Group, LLC, (the "Company") was incorporated in the State of California on January 11, 2008. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On June 8, 2017 the Company sold 100% of its membership interest to Gong Capital Markets, LLC, which was approved by FINRA. On June 21, 2017 Gong Capital Markets, LLC, agreed to assign, transfer, and sell a 20% percent membership interest in the Company to Kangxi Imperial Holdings LLC. The change in ownership occurred outside of the Company. In connection with the change in ownership, the primary office was relocated from California to NYC. Revenue generation first commenced in November 2017 under new ownership. The Company's current sources of revenue are commissions earned from public offerings and the execution of retail transactions through its clearing firm, whereby the Company receives transaction based commissions. Effective May 1, 2020, Kangxi Imperial Holdings, LLC assigned its entire Mundial ownership percentage to Compliance and Finop Advisory LLC.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition - ASC 606
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company is in compliance with the new revenue recognition guidance.

Commissions
The Firm buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Firm charges a commission. Commission revenues are principally generated from customer trades executed by the clearing broker. Commissions and related clearing expenses are recorded on the trade date (the date the Firm fills the trade order) as securities transactions occur. The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Public offering commissions
Revenues are also earned through commissions from public offerings when closings of registered crowdfunding offerings take place. Revenue is recognized when transactions close and the Company is paid. There are no retainers or deferrals.

Revenue Stream	Income Statement Classification	Total Revenue
Commissions	Commission Income	$ 59,855
Public offering commissions	Public offering commission	$ 131,352
Other	Other Income	3,841
Total Revenue		$ 195,048

d) Income Taxes
The Company is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the members rather than the Company. The Company's income tax returns are subject to examination by federal and state taxing authorities and changes, if any, could adjust the individual income tax of the members. The Company is subject to New York City Unincorporated Business Tax at 4% of taxable profits. The Company did not record any New York City Unincorporated Business Tax as a result of the net loss for the year ended June 30, 2024. Any deferred tax asset is offset by a full valuation allowance as of June 30, 2024.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Leases
In light of COVID the firm does not have any immediate plans to occupy new space. All staff will work remotely for the foreseeable future.

Notes to Financial Statements
For the Year Ended June 30, 2024

2. Summary of Significant Accounting Policies (Continued)

g) Uncertain Tax Positions

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended June 30, 2024, and does not expect any material adjustments to be made.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30, 2024, the Company had net capital of $66,087 which was $61,087 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 6.88% at June 30, 2024.

5. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2024 and July 31, 2024, which is the date the financial statements were available to be issued, for possible disclosure.

6. Going Concern

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At June 30, 2024, the Company's cash balance was $44,363. Management has determined that additional funding will be necessary and remains committed to contributing capital and obtaining capital for the foreseeable future to ensure net capital compliance is maintained. One of the Company's lead investors has formally committed to providing adequate capitalization and liquidity for the Company's business operations for June 30, 2024. Should additional funding not be available to the Company, the Company may not be able to continue as a going concern. No adjustments to the accompanying financial statements have been recorded as a result of this uncertainty.

7. Related Party Transactions

The Company made monthly payments to Compliance and FINOP Advisory Group, LLC, a 20% owner of the Company, for consulting fees paid to the Company's CEO. The Company paid a total of $60,000 in fees for the year ended June 30, 2024 and is reported under Professional Fees in the Statement of Operations.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2024

MEMBERS' EQUITY	$	78,632
LESS: NON-ALLOWABLE ASSETS AND HAIRCUTS		
Non-allowable assets:		
Prepaid expenses and other assets		(8,946)
Haircuts		(3,599)
NET CAPITAL	$	66,087
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable	$	4,545
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
One fifteenth of aggregate indebtedness	$	303
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	61,087
Excess net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	60,087
Percentage of aggregate indebtedness to net capital		6.88%

There are no material differences between the preceding
computation and the Company's corresponding unaudited amended Part II of
Form X-17A-5 as of June 30, 2024.

Other Information
For the Year Ended June 30, 2024

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and
did not maintain possession or control of any customer funds or securities as of June 30, 2024.



CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Members of
Mundial Financial Group, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mundial Financial Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mundial Financial Group, LLC claimed the exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Mundial Financial Group, LLC stated that Mundial Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) commissions earned on public offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and the related SEC Staff Frequently Asked Questions.

Hauppauge, New York
July 31, 2024

Nawrocki Smith LLP

Mundial Financial Group, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Mundial Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the year ended June 30, 2024.

    a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: Interactive Brokers LLC

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended June 30, 2024 without exception.

(3)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving revenue only from public offering commissions, and because the

Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Charles Smulevitz, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Title: CEO

Date: 7/31/2024